UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   May, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Mark Sullivan
Tel. +1-781-280-7585
Fax. +1-781-275-5649
Email: mark_sullivan@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Builds Customer Partnerships with eCentral's
Expanded Suite of Online Services

Vancouver, CANADA (May 29, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), announces that online services are now available to assist customers to increase their productivity. CreoScitex's web-based business portal, eCentral, will help CreoScitex customers maximize their technology investment by providing access to a comprehensive suite of web-based services, such as business intelligence reports, online support, training, and information sharing tools. eCentral will continue to be enhanced in partnership with CreoScitex customers.

"With today's rapid technology advancements, there's clearly a competitive advantage for businesses in the printing and prepress industries to have anytime, anywhere access to data to support their business decisions and processes," says Justin Malcolm, CreoScitex Program Manager of eCentral. "We are partnering with our customers to provide the online productivity management tools they require to be successful in today's market."

eCentral requires no specialized hardware, software or technical expertise from users, and significant data is available to the customer immediately. Customers need only an Internet-enabled PC to access the eCentral portal. One of the early beta users of eCentral is leading communications services provider R.R. Donnelley & Sons Company, which uses eCentral in many of its sites for troubleshooting and to request service online. Each site has a designated administrator who creates user accounts and access rights for employees. Currently five operators are set up to access eCentral at the Pontiac, IL facilities of R.R. Donnelley. "eCentral is easy to deploy and administer and to set up five accounts would take me an average of 10 minutes," said Rod Shubert, System Administrator, R.R. Donnelley. "To show an operator how eCentral works and what it does would take me no more than 15 minutes."

eCentral offers two levels of services: Standard and Premiere services. Standard Services are available to customers worldwide through the eCentral portal. Premiere Services offer additional services to CreoScitex customers in North America who already work with a support agreement. These services will be expanded to customers in other regions in the future.

Standard Services

Self-support To search the advanced knowledgebase, the user enters a brief question about the problem they are experiencing or the exact error message they have received. The knowledgebase retrieves a solution or guides the user step-by-step to a possible resolution. A library of end-user documentation, download drivers, utilities and technical information for self-support complements the knowledgebase.

Training eCentral provides access to interactive Web-based training for convenient and affordable learning. Customers can also use eCentral to access in-class training schedules and sign up for training online.

Community This feature provides timely information and updates through mailing lists focused on different products. In addition, an online surveying tool will have the ability to gather customer feedback instantly that will help CreoScitex further improve customer support.

Premiere Services

Request support This feature enables CreoScitex support customers to submit service requests online. Through a direct connection to the Response Center, these requests are submitted to CreoScitex technical support engineers. This feature allows customers to update previously submitted requests or view the status of a request. Request support offers a seamless transition from troubleshooting in the knowledgebase to contacting a Response Center engineer.

Reports eCentral provides business intelligence reports specific to Premiere Services customer plants in real-time. The information is displayed as graphic output and includes detailed statistics on support requests, status of orders, support coverage, and financial information.

"Our customers tell us that the services and support that CreoScitex offers are as essential to their ongoing business success as the hardware and software products we provide," says Mark Dance, CreoScitex President and Chief Operating Officer. "We believe that CreoScitex is investing more than any other company in developing innovative products and services, like eCentral, for the prepress industry. By integrating our existing and future technologies and services, and by allowing our customers to choose how they wish to interact with us, we believe we can offer any customer a suite of business solutions to achieve the most profitable results possible."

eCentral was demonstrated at the CreoScitex Users Association Conference, held May 16-20, in Miami, Florida. A special conference session provided participants with hands-on experience with eCentral. "We were very pleased with the feedback we received," says Justin Malcolm, Program Manager of eCentral. "Judging from the customer response, eCentral will become an essential tool to help customers improve their productivity."

More information about eCentral is available at http://ecentral.creoscitex.com.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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About R.R. Donnelley & Sons Company

R.R. Donnelley is revolutionizing communications effectiveness by providing comprehensive and integrated communications services. These include premedia, digital photography, content management, printing, Internet consulting and logistics. The company's full range of solutions help publishers and merchandisers, as well as telecommunications, financial and healthcare companies, deliver effective and targeted communications in the right format to the right audience at the right time. Its 34,000 employees serve customers in North America, South America, Europe and the Asia/Pacific Basin.

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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Contact:

CreoScitex (America)

Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date:  May 29, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary